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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*



                         Affiliated Managers Group, Inc.
                                (Name of Issuer)


                           Common Stock Par Value $.01
                         (Title of Class of Securities)


                                   008252 10 8
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting bene- ficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the pur- pose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)

------------------------------                             --------------------
CUSIP No.   008252 10 8                  13G                       Page 2
------------------------------                             --------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
    Advent VII L.P.                                    04-3181563
    Advent Industrial II L.P.                          51-0314268
    Advent New York L.P.                               04-3095408
    Advent Atlantic and Pacific II L.P.                04-3123521
    TA Venture Investors                               04-3068354
    TA Associates VII L.P.                             04-3181388
    TA Associates, Inc.                                04-3205751
    TA Associates Service Corporation                  04-3214469
--------------------------------------------------------------------------------
 2  CHECK THE BOX IF A MEMBER OF A GROUP*

                                                              (a) / X /

                                                              (b) /  /


--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Advent VII L.P.                                    Delaware
    Advent Industrial II L.P.                          Delaware
    Advent New York L.P.                               Delaware
    Advent Atlantic and Pacific II L.P.                Delaware
    TA Venture Investors L.P.                          Massachusetts
    TA Associates VII L.P.
    TA Associates, Inc.
    TA Associates Service Corporation
--------------------------------------------------------------------------------
                     5  SOLE VOTING POWER
                        Advent VII L.P.                              0
                        Advent Industrial II L.P.               70,255
    NUMBER OF           Advent New York L.P.                    94,763
                        Advent Atlantic and Pacific II L.P.    194,845
                        TA Venture Investors L.P.                    0
                        TA Associates VII L.P.                  12,169
                        TA Associates, Inc.                      2,254
      SHARES            TA Associates Service Corporation        2,255
                     -----------------------------------------------------------
                     6  SHARED VOTING POWER
   BENEFICIALLY                                       N/A

     OWNED BY
                     -----------------------------------------------------------
                     7  SOLE DISPOSITIVE POWER
       EACH             Advent VII L.P.                              0
                        Advent Industrial II L.P.               70,255
                        Advent New York L.P.                    94,763
    REPORTING           Advent Atlantic and Pacific II L.P.    194,845
                        TA Venture Investors L.P.                    0
                        TA Associates VII L.P.                  12,169
                        TA Associates, Inc.                      2,254
      PERSON            TA Associates Service Corporation        2,255
                     -----------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER
       WITH                                           N/A
--------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    Advent VII L.P.                                                     0
    Advent Industrial II L.P.                                      70,255
    Advent New York L.P.                                           94,763
    Advent Atlantic and Pacific II L.P.                           194,845
    TA Venture Investors L.P.                                           0
    TA Associates VII L.P.                                         12,169
    TA Associates, Inc.                                             2,254
    TA Associates Service Corporation                               2,255
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    Advent VII L.P.                                               0.00%
    Advent Industrial II L.P.                                     0.33%
    Advent New York L.P.                                          0.44%
    Advent Atlantic and Pacific II L.P.                           0.90%
    TA Venture Investors L.P.                                     0.00%
    TA Associates VII L.P.                                        0.06%
    TA Associates, Inc.                                           0.01%
    TA Associates Service Corporation                             0.01%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    Each entity is a Limited Partnership



--------------------------------------------------------------------------------
                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                               PAGE 3

ITEM 1 (a) NAME OF ISSUER: Affiliated Managers Group, Inc.
           .
ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           One International Place
           Suite 820
           Boston, MA  02110

ITEM 2 (a) NAME OF PERSON FILING:
           Advent VII L.P.
           Advent Industrial II L.P
           Advent New York L.P.
           Advent Atlantic and Pacific II L.P.
           TA Venture Investors L.P.
           TA Associates VII L.P.
           TA Associates, Inc.
           TA Associates Service Corporation

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
           c/o TA Associates
           125 High Street, Suite 2500
           Boston, MA  02110

ITEM 2 (c) CITIZENSHIP: Not Applicable

ITEM 2 (d) TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e) CUSIP NUMBER: 008252 10 8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4     OWNERSHIP
ITEM 4 (a)    AMOUNT BENEFICIALLY OWNED:                       COMMON STOCK
              Advent VII L.P.                                             0
              Advent Industrial II L.P.                              70,255
              Advent New York L.P.                                   94,763
              Advent Atlantic and Pacific II L.P.                   194,845
              TA Venture Investors L.P.                                   0
              TA Associates VII L.P.                                 12,169
              TA Associates, Inc.                                     2,254
              TA Associates Service Corporation                       2,255

ITEM 4 (b)    PERCENT OF CLASS                                   PERCENTAGE
              Advent VII L.P.                                         0.00%
              Advent Industrial II L.P.                               0.33%
              Advent New York L.P.                                    0.44%
              Advent Atlantic and Pacific II L.P.                     0.90%
              TA Venture Investors L.P.                               0.00%
              TA Associates VII L.P.                                  0.06%
              TA Associates, Inc.                                     0.01%
              TA Associates Service Corporation                       0.01%

ITEM 4 (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:    COMMON STOCK
              Advent VII L.P.                                             0
              Advent Industrial II L.P.                             161,152
              Advent New York L.P.                                  217,372
              Advent Atlantic and Pacific II L.P.                   446,941
              TA Venture Investors L.P.                                   0
              TA Associates VII L.P.                                 24,338
              TA Associates, Inc.                                     4,509
              TA Associates Service Corporation                       4,509

             (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:           N/A


             (iii)  SOLE POWER TO DISPOSE OR DIRECT
                    THE DISPOSITION:                           COMMON STOCK




              Advent VII L.P.                                    0
              Advent Industrial II L.P.                    161,152
              Advent New York L.P.                         217,372
              Advent Atlantic and Pacific II L.P.          446,941
              TA Venture Investors L.P.                          0
              TA Associates VII L.P.                        24,338
              TA Associates, Inc.                            4,509
              TA Associates Service Corporation              4,509

              (iv)   SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION    N/A

                                                                          PAGE 4
ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
           Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
           Not Applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
           This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10    CERTIFICATION: Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     ___________________________
                                                                Date

                                                     ___________________________
                                                              Signature

                                                     ___________________________
                                                              Name/Title

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent Industrial II L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., TA Venture Investors Limited Partnership, TA Associates VII L.P., TA Associates, Inc. and TA Associates Service Corporation hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Affiliated Managers Group, Inc.

Dated:

ADVENT VII L.P.
By:  TA Associates VII L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
    ---------------------------------------------------------
        Katherine S. Cromwell, Managing Director

ADVENT INDUSTRIAL II L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
    ---------------------------------------------------------
        Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC II L.P.
By:  TA Associates AAP II Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
    ---------------------------------------------------------
        Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
    ---------------------------------------------------------
        Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS L.P.


By:
    ---------------------------------------------------------
        Katherine S. Cromwell, General Partner

TA ASSOCIATES VII L.P.
By:  TA Associates, Inc.

By:
    ---------------------------------------------------------
        Katherine S. Cromwell, Managing Director

TA ASSOCIATES, INC.

By:
    ---------------------------------------------------------
        Katherine S. Cromwell, Managing Director

TA ASSOCIATES SERVICE CORPORATION

By:
    ---------------------------------------------------------
        Katherine S. Cromwell, Clerk